Exhibit 99.1

Ellomay Capital Announces Achievement of an Important Milestone towards the Project Finance of its 198 MW Solar Portfolio in Italy

Tel-Aviv, Israel, Sept. 09, 2024 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and the USA, today reported that its wholly-owned subsidiary, Ellomay Holdings Luxembourg Sarl (“Ellomay Luxembourg”), which among other assets owns a portfolio of 198 MW solar in Italy that includes operating, under construction and “ready to build” projects (the “Italian PV Portfolio”), achieved an important milestone towards the financing of the Italian PV Portfolio (the “Project Finance”) through the entrance of commitment letter and term sheet (the “Commitment Letter”) between Ellomay Luxembourg and a reputable European institutional investor (the “Lender”).

The Commitment Letter sets forth the terms and conditions of the Project Finance, in an amount of up to €110 million. Subject to the terms and conditions agreed by the Company and the Lender, the Lender is willing to provide Ellomay Luxembourg or its subsidiaries that directly own the Italian PV Portfolio a non-recourse merchant loan by way of senior secured notes, which may be drawn down in several installments, with a final repayment date of 23 years following financial closing. The Project Finance is intended to finance or refinance the construction and related expenses of Italian PV Portfolio.

The Lender’s commitments are subject to the execution of detailed Project Finance documentation by no later than December 31, 2024 (or such later date as agreed by the parties) and the satisfactory completion of due diligence by the Lender. Therefore, we cannot assure you that the financing contemplated by the Commitment Letter will be executed or consummated and, to the extent executed and consummated, what the final terms of such financing will be.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are listed on the NYSE American and the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating photovoltaic power plants in Spain (including a 300 MW photovoltaic plant in owned by Talasol, which is 51% owned by the Company) and approximately 20 MW of operating photovoltaic power plants in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	Ellomay Solar Italy Ten SRL that is construction a photovoltaic plant (18 MW) in Italy;

●	Ellomay Solar Italy Four SRL (15.06 MW), Ellomay Solar Italy Five SRL (87.2 MW), Ellomay Solar Italy Seven SRL (54.77 MW), Ellomay Solar Italy Nine SRL (8 MW) and Ellomay Solar Italy Fifteen SRL (10 MW) that are developing photovoltaic projects in Italy that have reached “ready to build” status; and

●	Fairfield Solar Project, LLC (13.44 MW), Malakoff Solar I, LLC (6.96 MW) and Malakoff Solar II, LLC (6.96 MW), that are constructing photovoltaic plants and Mexia Solar I, LLC (5.6 MW), Mexia Solar II, LLC (5.6 MW), and Talco Solar, LLC (10.3 MW), that are developing photovoltaic projects that have reached “ready to build” status, all in the Dallas Metropolitan area, Texas.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the inability to agree on detailed Project Finance documentation with the Lender, due diligence findings that are not satisfactory to the Lender, changes in the markets and economy, changes in electricity prices and demand, continued war and hostilities in Israel and Gaza, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com